May 5, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Attention: Lyn Shenk, Branch Chief

Theresa Messinese, Staff Accountant
J. Nolan McWilliams, Staff Attorney
Susan Block, Staff Attorney

Re:	TeleNav, Inc. (formerly known as TNAV Holdings, Inc.)[1]
Amendment No. 4 to Registration Statement on Form S-1
Filed April 26, 2010
File No. 333-162771

Ladies and Gentlemen:

We are submitting this letter on behalf of TeleNav, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 4, 2010 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed with the Commission on October 30, 2009 and amended on December 8, 2009, January 5, 2010, February 2, 2010 and April 26, 2010 (File No. 333-162771) (the “Registration Statement”).

The Company is concurrently submitting marked pages (the “Marked Pages”) of Amendment No. 4 to the Registration Statement (“Amendment No. 4”) reflecting proposed changes to be made in connection with the Company’s filing of Amendment No. 5 to the Registration Statement (“Amendment No. 5”), on a supplemental basis. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and the supplemental Marked Pages. The Company intends to file Amendment No. 5 to incorporate the proposed changes to the Registration Statement prior to the time the Company requests it be declared effective on or prior to May 12, 2010.

[1]

On April 15, 2010, TeleNav, Inc. (“TeleNav”) merged with and into TNAV Holdings, Inc. (the “Company”), stockholders of TeleNav became stockholders of the Company and the Company changed its name to TeleNav, Inc.

Securities and Exchange Commission

Re:   TeleNav, Inc.

May 5, 2010

In this letter, we have recited the comments from the Staff in italicized, bold type and followed each comment with the Company’s response.

Executive Compensation, page 100

Corporate and individual KPIs, page 107

1. We note your response to our prior comment and your revised disclosure and we reissue the comment. Please quantify total revenue growth of 70% less revenue from hardware sales.

In response to the Staff’s comment, the Company intends to revise page 107 of Amendment No. 4 as set forth on the supplementally provided Marked Pages.

Principal and selling stockholders, page 142

2. We note your disclosure that the number of shares outstanding after completion of the offering excludes 1,951 shares of common stock that you expect to issue upon the exercise of options by the selling shareholders in connection with the offering. Please explain the timing of this issuance as it relates to the offering and please tell us whether or not these are included in the shares that are being offered by the selling shareholders.

In response to the Staff’s comment, the Company supplementally advises the Staff that 1,951 shares of common stock to be issued upon the exercise of options by certain of the selling stockholders in connection with the offering (the “Option Shares”) will be issued immediately prior to the closing of the offering. The Company has received irrevocable elections by the selling stockholders to exercise the options immediately prior to the closing of the offering and sell the Option Shares in the offering. The options will be effectively exercised immediately prior to the closing of the offering and the Option Shares will be delivered to the underwriters on the closing date.

3. Please revise to briefly describe the transactions in which the selling shareholders acquired the shares to be offered.

In response to the Staff’s comment, the Company intends to revise page 145 of Amendment No. 4 as set forth on the supplementally provided Marked Pages. The Company refers the Staff to the disclosure in Item 15 of the Registration Statement for additional information relating to the Company’s sales of unregistered securities during the last three fiscal years and during the first nine months of the current fiscal year and the disclosure in the section entitled “Certain relationships and related party transactions—Private financings” for additional information relating to the Company’s sale of its Series E preferred stock.

Securities and Exchange Commission

Re:   TeleNav, Inc.

May 5, 2010

4. In regards to the other selling stockholders listed in the table, please identify in the registration statement the person or persons who have voting or investment control over the company’s securities that the entity owns.

In response to the Staff’s comment, the Company intends to revise pages 143, 144 and 145 of Amendment No. 4 as set forth on the supplementally provided Marked Pages.

5. Advise us whether or not any selling shareholders are broker-dealers or affiliates of broker-dealers.

In response to the Staff’s comment, the Company supplementally advises the Staff that, based upon information provided to the Company by the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer other than Simon Wong, whose wife is a partner of an investment firm that is a broker-dealer. Mr. Wong acquired the shares to be sold in the offering more than 180 days prior to the date hereof and currently owns less than 1% of the Company’s outstanding shares.

Exhibit 5.1

6. Please confirm to us in writing that you concur with our understanding that the reference and limitation to Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

In response to the Staff’s comment, the Company supplementally advises the Staff that it concurs with the Staff’s understanding that the reference and limitation to Delaware General Corporation Law in Exhibit 5.1 to the Registration Statement includes the statutory provisions and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting such laws. The legality opinion will be revised to clarify the reference to Delaware General Corporation Law and will be filed as Exhibit 5.1 to Amendment No. 5.

7. In regards to the shares that will be sold by certain Selling Stockholders that will be issued upon the exercise of vested options, please explain to us the timing of the issuance of these shares. We may have further comment upon reviewing your response.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Option Shares will be issued immediately prior to the closing. Please see the Company’s response to comment 2 above for additional information.

Securities and Exchange Commission

Re:   TeleNav, Inc.

May 5, 2010

Other Matters

As previously noted to the Staff, the Company intends to request that the Commission declare the Registration Statement effective on May 12, 2010.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Julia Reigel of this office (650-320-4509) or me (650-565-3883). In addition, please provide a facsimile of any additional comments you may have to the attention of Alan Denenberg of Davis Polk & Wardwell LLP at fax number (650-752-3604), and to Ms. Reigel and me at (650-493-6811). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI,

Professional Corporation

/s/ Valerie Barnett

Valerie Barnett

Enclosures

cc:	H.P. Jin, TeleNav, Inc.

Douglas Miller, TeleNav, Inc.

Loren Hillberg, Esq., TeleNav, Inc.

Carmen Chang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Julia Reigel, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Alan Denenberg, Esq., Davis Polk & Wardwell LLP